INSPRO TECHNOLOGIES CORPORATION

150 N. Radnor-Chester Road

Suite B-101

Radnor, Pennsylvania 19087

February 5, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Mark P. Shuman

Branch Chief – Legal

Re:	InsPro Technologies Corporation
Registration Statement on Form S-1
File No. 333-208804

Dear Mr. Shuman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Friday, February 5, 2016, at 3:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Douglas Kingston at (215) 963-4494 to provide notice of effectiveness.

In connection with this request for effectiveness, InsPro Technologies Corporation (the “Company”) acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 5, 2016

Sincerely yours,

INSPRO TECHNOLOGIES CORPORATION

By:	/s/ Donald R. Caldwell
Name: Title:	Donald R. Caldwell Chief Executive Officer

Enclosures

cc:	Ji Shin (Securities and Exchange Commission)
James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)
James G. Salzman (Morgan, Lewis & Bockius LLP)
Douglas E. Kingston (Morgan, Lewis & Bockius LLP)